Exhibit 99.21

CONSENT OF SRK CONSULTING (CANADA) INC.

March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Re:	Excellon Resources Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2020 (the “Form 40-F)

The undersigned, SRK Consulting (Canada) Inc., in connection with the Annual Information Form of the Company for the fiscal year ended December 31, 2020 (the “AIF”), and the Company’s Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019 (the “Annual MD&A”), which included references to our name, to the technical report entitled “Technical Report for the Platosa Silver-Lead-Zinc Mine, Mexico”, dated September 7, 2018 (the “Technical Report”), and to the Mineral Resource Estimate for the Platosa Mine in Durango, Mexico, dated as at March 31, 2018 (the “Mineral Resource Estimate”), hereby consents to (i) the reference of our name in the AIF and the Annual MD&A, (ii) the inclusion of our name in the Form 40-F, and any amendments thereto, and (iii) the use of information derived from the Technical Report and the Mineral Resource Estimate in the AIF, Annual MD&A, and the Form 40-F, and any amendments thereto.

SRK Consulting (Canada) Inc.

(Signed) “Glen Cole”
Name:	Glen Cole
Title:	Principal Consultant, Practice Leader